VF 5-13-04

Act 5/11/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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04019516

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48020

SEC MAIL PROCESSING SECTION RECEIVED MAY 07 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FN: ING Pilgrim Securities, Inc.
ING Funds Distributor, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7337 E. Doubletree Ranch Road
(No. and Street)

Scottsdale	Arizona	85258
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Roland — (480) 477-2118
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

600 Peachtree Street	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Michael J. Roland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ING Funds Distributor, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer / FINOP

Title

Diane Hopkins-Cowan

Notary Public

"OFFICIAL SEAL"
Diane Hopkins-Cowan
Notary Public-Arizona
Marciopa County
My Commission Expires 7/31/2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

ING Funds Distributor, LLC

For the year ended December 31, 2003
with Reports of Independent Auditors

ING FUNDS DISTRIBUTOR, LLC
Audited Financial Statements and Supplemental Information
For the year ended December 31, 2003
Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Auditors

To the Members
ING Funds Distributor, LLC

We have audited the accompanying statement of financial condition of ING Funds Distributor, LLC (its primary member being ING Funds Services, LLC and indirectly ING America Insurance Holdings, Inc.) as of December 31, 2003, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 3, member's equity as of January 1, 2003 has been adjusted from previously reported amounts related to the accounting for transactions involving Class B share cash flows sold to third parties.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ING Funds Distributor, LLC at December 31, 2003 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

Atlanta, Georgia
April 30, 2004

ING FUNDS DISTRIBUTOR, LLC
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 3,450,200
Accounts receivable	5,242,975
Due from financial institutions	1,217,849
Due from affiliates	2,769,486
Deferred acquisition cost - A and C shares, net of amortization	4,471,104
Deferred acquisition cost - B shares, net of amortization	88,272,737
Other assets	179,837
Total assets	$ 105,604,188
Liabilities and member's equity	
Liabilities:	
Accounts payable and other accrued expenses	$ 43,599
Due to B share commission financiers	91,687,924
Due to affiliates	16,645
Total liabilities	91,748,168
Member's equity	13,856,020
Total liabilities and member's equity	$ 105,604,188

The accompanying notes are an integral part of these financial statements.

ING FUNDS DISTRIBUTOR, LLC
Statement of Operations
Year ended December 31, 2003

Revenues:		
Commissions	$	709,160
Distribution and service fees		55,318,862
Distribution fees and contingent deferred sales charges - B shares		40,852,124
Interest and dividend income		16,935
Other		3,247,555
Total revenues		100,144,636
Expenses:		
Commissions		38,023,977
Salaries and employee benefits		22,878,229
Marketing and customer development		8,312,084
Occupancy and equipment rental		684,489
Amortization of deferred acquisition costs - A and C shares		9,093,744
Amortization of deferred acquisition costs - B shares		39,370,405
Other operating expenses		9,222,765
Total expenses		127,585,693
Net loss	$	(27,441,057)

The accompanying notes are an integral part of these financial statements.

ING FUNDS DISTRIBUTOR, LLC
Statement of Changes in Member's Equity

	Member's Equity
Balance at December 31, 2002, as previously reported	$ 30,954,236
Restatement of equity (see Note 3)	(2,517,336)
Balance at January 1, 2003	28,436,900
Capital contribution	12,860,177
Net loss	(27,441,057)
Balance at December 31, 2003	$ 13,856,020

The accompanying notes are an integral part of these financial statements.

ING FUNDS DISTRIBUTOR, LLC
Statement of Cash Flows
Year ended December 31, 2003

Operating activities	
Net loss	$ (27,441,057)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization of deferred acquisition costs - A and C shares	9,093,744
Amortization of deferred acquisition costs - B shares	39,370,405
Distribution fees and contingent deferred sales charges - B shares	(40,852,124)
Change in operating assets and liabilities:	
Accounts receivable	(767,583)
Due from financial institutions	5,425,751
Due from affiliates	6,336,856
Deferred acquisition costs - A and C shares	(7,664,980)
Deferred acquisition costs - B shares	(40,813,139)
Deferred acquisition costs due to redemptions - A and C shares	979,014
Other assets	25,458
Accounts payable and other accrued expenses	(1,303,401)
Due to affiliates	(31,068)
Net cash used in operating activities	(57,642,124)
Financing activities	
Proceeds under commission funding agreements - B shares	43,192,709
Capital contribution	12,860,177
Net cash provided by financing activities	56,052,886
Decrease in cash and cash equivalents	(1,589,238)
Cash and cash equivalents, beginning of year	5,039,438
Cash and cash equivalents, end of year	$ 3,450,200

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Ownership

ING Funds Distributor, LLC (the "Company") is owned by its primary member, ING Funds Services, LLC (the "Member") which is a wholly owned subsidiary of ING Capital Corporation, LLC ("INGCC"). INGCC is a wholly owned subsidiary of Lion Connecticut Holdings, Inc. ("LCH"), which is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH is a wholly owned subsidiary of ING Groep N.V., a global financial services holding company based in The Netherlands.

The Company is engaged primarily in the marketing and distribution of proprietary mutual funds and is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company is the principal underwriter and distributor for the shares of proprietary mutual funds and the funds under Lion variable products which are managed by ING Investments, LLC, a wholly owned subsidiary of the Member.

2. Summary of Significant Accounting Policies

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents.

Accounts Receivable

Accounts receivable are shown at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible.

Income Taxes

The Company is a single member limited liability company. The Company's income is taxed at its member's level (i.e. Member). As such, no income taxes are reflected for the year ended December 31, 2003.

For income tax purposes, the Company is not treated as a separate taxable entity. Member income, gains, losses, deductions and credits are includable in the federal income tax return of the Member, whether or not an actual cash distribution is made to such Member during its taxable years. Certain items will be deducted in different periods for tax purposes from those used for financial reporting purposes.

Distribution Fees from Affiliated Mutual Funds

The Company serves as the principal distributor for proprietary mutual funds. Pursuant to Rule 12b-1 of the Investment Company Act of 1940, the Company receives distribution fees from the funds ranging from .25% to 1.00% on an annual basis of the respective funds' net assets. Distribution fees and commissions pursuant to the related distribution plan agreements are accrued as earned. Such 12b-1 distribution fees amounted to approximately $55.3 million for the year ended December 31, 2003. Distribution fees receivable amounted to approximately $5.2 million at December 31, 2003. Distribution fees receivable are a component of accounts receivable in the accompanying statement of financial condition.

Also under Rule 12b-1, the Company makes ongoing payments on a monthly and quarterly basis to authorized dealers for distribution and shareholder servicing at annual rates ranging from .25% to 1.00% of the fund's average daily net assets.

3. Restatement of Equity

As described in Note 4 below, subsequent to the issuance of the Company's audited financial statements for the year ended December 31, 2002 and after discussion with the Staff of the Securities and Exchange Commission, a change was made in the accounting policy for transactions involving Class B share cash flows sold to third parties. The change in accounting policy was applied retroactively to all such transactions and resulted in a cumulative adjustment to increase the Company's deferred acquisition costs – B shares by $86.8 million, due from financial institutions by $0.9 million and due to B share commission financiers by $90.2 million on the statement of financial condition at December 31, 2002. As a result, the financial statements have been revised to reflect a corresponding decrease of $2.5 million to member's equity as of January 1, 2003. See Note 8 for discussion regarding the net capital treatment of such transactions.

4. Deferred Acquisition Costs

Acquisition costs, principally commissions paid to authorized broker-dealers, are deferred for certain products. Deferred acquisition costs are amortized over the estimated lives of the related products or in the period in which a contingent deferred sales charge ("CDSC") is applied when the client's investment is redeemed. During the year ended December 31, 2003, deferred acquisition costs of approximately $7.7 million were recorded relating to the sales of Class A and Class C fund shares, and deferred acquisition costs of approximately $1.0 million were written off and recorded in the statement of operations as a result of fund share redemptions. Amortization of deferred acquisition costs on Class A and Class C fund shares was approximately $9.1 million during the year ended December 31, 2003.

The Company is entitled to CDSC, which are imposed upon the redemption of Class A, Class B and Class C shares of the funds. Such charges (excluding the former Aetna Funds and the Aetna Index Plus Funds) are paid by the redeeming shareholder and are imposed on Class A shares for purchases over $1 million if they are redeemed within one or two years of purchase at a rate of 1% for redemptions in the first and second year after purchase (.50% for purchases over $2.5 million and .25% for purchases over $5 million redeemed in the first year). CDSC are typically imposed on Class B shares at the rate of 5% for redemptions in the first year after purchase, declining to 4%, 3%, 3%, 2% and 1% in the second, third, fourth, fifth and sixth years, respectively (for the Company's Principal Protection Funds, the CDSC are typically imposed at a rate of 5% for redemptions in the first and second year, declining to 4%, 4% and 3% in the third, fourth, and fifth years, respectively). CDSC for Class C shares are imposed at a rate of 1% for one year.

The former Aetna Funds CDSC are paid by redeeming shareholders and are imposed on Class A shares for purchases over $1 million if they are redeemed within one or two years of purchase at a rate of 1% for redemptions in the first year and .50% for the second year (.50% for purchases over $3 million and .25% for purchases over $20 million redeemed in the first or second year).

The former Aetna Index Plus Funds CDSC are paid by the redeeming shareholder and are imposed on Class A shares for purchases over $1 million if they are redeemed within one or two years of purchase at a rate of .50% for redemptions in the first and second year after purchase (.25% for purchases over $3 million for the first and second year).

B-Share Commission Funding Agreements

Each month, the Company enters into transactions related to its deferred acquisition cost – B shares asset with a third party financial institution under an on-going agreement (the "Agreement"). Pursuant to the Agreement, the third-party financial institution typically finances the Company's payment of commissions on sales of fund B shares, at a premium, in return for the secured right to directly receive all payments of the annual

distribution fees of .75% of such B share net assets and all related CDSC's related to such B shares.

Historically, the Company had treated the B share activity and the Agreement as a sale for financial reporting purposes. After discussions with the Staff of the Securities and Exchange Commission, for financial reporting purposes, the Company has retroactively changed its accounting policy to treat these arrangements as financing (see Note 3). As a result, the Company has capitalized all the B share commissions as deferred acquisition costs and has recorded the payments from the third-party financial institution as due to B share commission financiers on the statement of financial condition. The Company recorded a one-time charge to equity of $2.5 million to reflect the previously recognized premium related to B share commissions (see Note 3). This premium is now recognized over the life of the related liability. In 2003, the Company capitalized commissions paid on its B share assets of $40.8 million and recorded a related financing of $42.3 million for funds received from the third-party financial institution. The Company also recorded a related receivable due from financial institutions for $1.2 million as of December 31, 2003.

The deferred acquisition costs asset and the liability for amounts due to B share commission financiers are amortized over the life of the related cash flows, not to exceed 8 years. The CDSCs are paid directly to the third-party financial institutions and result in the reduction of both the deferred acquisition cost – B shares asset and the due to B share commission financiers liability. The premium on B shares financed is recognized over the life of the related liability. The Company recognized $40.8 million of the liability with regard to the B share financing, of which $26.5 million was related to CDSC fees collected by the financier due to redemptions. The Company also recorded $39.4 million in B share amortization for the related deferred acquisition costs asset of which $25.5 million was related to removing assets that were redeemed early.

The Company periodically analyzes the recoverability of its deferred acquisition cost by a comparison of the net cash flows expected to be received. If necessary, a valuation allowance is recorded to reflect the difference between the carrying amount and the estimated fair value. At December 31, 2003, no valuation allowance was recorded.

5. Related Party Transactions

In 2003, the Company entered into an agreement with ING Clarion Real Estate Securities, L.P., an affiliated company owned by ING AIH. This agreement called for the Company to distribute shares of the closed end ING Clarion Real Estate Income Fund. The Company received a one time commission of $461,087 for distributing the shares, which is included in commissions revenue.

The amount of revenue earned from affiliates may not be reflective of revenues that could have been earned on similar levels of activity with unrelated third parties. Similarly, the expenses allocated to the Company may not be reflective of expenses that would have been incurred by the Company on a stand alone basis.

Throughout the year ended December 31, 2003, the Company and its Parent settled intercompany receivables and payables by relieving the intercompany obligations as a capital transaction. During the year ended December 31, 2003, the Parent relieved the Company of a net obligation of approximately $12.9 million that is reported as a capital contribution in the accompanying statement of changes in member's equity.

6. Employee and Registered Representative Benefits

The Company maintains through ING AIH a deferred compensation plan (the "Plan") for certain employees. Under the Plan, if certain eligibility requirements are met, a participant may defer a portion of their income. The Plan is unfunded; therefore, benefits are paid from the general assets of the Company. The total of participant deferrals are recorded by the Member.

7. Contingencies

The Company is party to a number of claims and lawsuits arising in the course of their normal business activities. Although the ultimate outcome of these suits cannot be ascertained at this time, it is the opinion of management that these matters, when resolved, will not have a material effect on the Company's results of operations or financial condition.

8. Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 10 to 1. At December 31, 2003, the Company had net capital of $3,320,952, which was $3,295,952 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2003, was .02 to 1.

The Company has received permission from the Securities and Exchange Commission to continue to record, for regulatory net capital purposes, the transactions described in Notes 3 and 4 related to B share commission funding agreements as sales transactions for those transactions that occurred before April 6, 2004. As such, in the calculation of net capital as of December 31, 2003, the Company has included adjustments for deferred acquisition cost - B shares, net of amortization, of $88.3 million and for due to B share commission financiers of $91.7 million to reconcile member's equity on the accompanying statement of financial condition to adjusted member's equity for net capital.

Supplemental Information

ING FUNDS DISTRIBUTOR, LLC
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2003 — **Schedule I**

Member's equity per financial statements	$ 13,856,020
Adjustments	
Deferred acquisition cost - B shares, net of amortization (see Note 8)	(88,272,737)
Due to B share commission financiers (see Note 8)	91,687,924
Adjusted member's equity for net capital purposes	17,271,207
Non-allowable assets	
Accounts receivable	5,242,975
Due from financial institution	1,217,849
Due from affiliates	2,769,486
Deferred acquisition costs, net of amortization	4,471,104
Other assets	179,837
Total non-allowable assets	13,881,251
Net capital before haircuts	3,389,956
Haircuts on short-term investments included in cash equivalents	69,004
Net capital	$ 3,320,952
Aggregate indebtedness (AI)	
Accounts payable and other accrued expenses	$ 16,645
Due to affiliates	43,599
Total aggregate indebtedness	$ 60,244
Minimum net capital requirement, 6 2/3% of AI	$ 4,016
Minimum dollar net capital requirement	$ 25,000
Excess net capital	$ 3,295,952
Excess net capital at 1000%, as defined	$ 3,314,927
Ratio of aggregate indebtedness to net capital	.02 to 1

There were no material differences between the amended computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2003.

The Company has received permission from the Securities and Exchange Commission to continue to record, for regulatory net capital purposes, the transactions described in Notes 3 and 4 related to B share commission funding agreements as sales transactions for those transactions that occurred before April 6, 2004. As such, in the calculation of net capital as of December 31, 2003, the Company has included adjustments for deferred acquisition cost - B shares, net of amortization, of $88.3 million and for due to B share commission financiers of $91.7 million to reconcile member's equity on the accompanying statement of financial condition to adjusted member's equity for net capital purposes.

ING FUNDS DISTRIBUTOR, LLC
Statement Regarding SEC Rule 15c3-3
December 31, 2003 **Schedule III**

Exemptive Provision

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(1) of the Rule.

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Members
ING Funds Distributor, LLC

In planning and performing our audit of the financial statements of ING Funds Distributor, LLC ("the Company") for the year ended December 31, 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Atlanta, Georgia
April 30, 2004